Mail Stop 3561

September 1, 2009

<u>via U.S. mail and facsimile</u>

Thomas Kirchner, Chief Executive Officer
FalconTarget, Inc.
260 Water Street, #3C
Brooklyn, NY 11201

**RE: FalconTarget, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2008
          File No.: 0-50920**

Dear Mr. Kirchner:

     We have completed our review of your Form 10-K, as amended, and have no further comments at this time.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services